Exhibit 99.1

A10 Networks Announces Dhrupad Trivedi as New CEO

Founder Lee Chen Will Assist in Smooth Transition of Leadership

Strategy Committee of the Board of Directors Continues to Review Strategic Alternatives Directed at Maximizing Shareholder Value

SAN JOSE, Calif. – November 21, 2019 — A10 Networks (NYSE: ATEN), a leading provider of intelligent and automated cybersecurity solutions, today announced that Dhrupad Trivedi has agreed to join the company as its new President and Chief Executive Officer, effective December 2, 2019. Lee Chen, who founded A10 Networks in 2004 and has served as CEO since inception, will continue to be actively involved with the company to ensure a smooth leadership transition, and will continue as chairman of the A10 Networks Board of Directors.

Dr. Trivedi joins A10 Networks from Belden, where he most recently was Executive Vice President running Tripwire, a cybersecurity software business and CTO of Belden. Prior to this, he held other executive roles at Belden, including President of Belden’s Network Solutions Division; Vice President of Corporate Strategy and Development, leading the company’s M&A activities; and starting in Belden as President of Trapeze Networks. Prior to joining Belden, Trivedi held executive roles at JDS Uniphase Corporation from 1998 through 2010.

“I am honored and excited to join A10 Networks as CEO to help the company pursue its mission of organic growth by delivering leading technology for our customers in terms of reliability, security and availability. I also look forward to partnering with the Strategy Committee of the Board of Directors to maximize shareholder value,” said Trivedi. “Lee and the A10 team have established a strong reputation as the high performance leader in multiple growing markets, which will provide strong secular tailwinds for many years to come. I am excited to join the company at a pivotal time and lead it through this key inflection point to the next phase of growth. I look forward to working with our customers, employees, partners and investors.”

“I am privileged to serve marquee customers across the globe in a wide variety of industries and tremendously proud of the innovative solutions we offer. I am honored to have worked with our outstanding team at A10. I especially appreciate their commitment to customer success first and foremost in everything they do,” said Chen. “I am also deeply confident that under Dhrupad’s leadership the A10 Networks team will continue to help our customers prosper.”

The company has committed to appoint Trivedi to its board of directors within 30 days of his joining the Company. The company’s letter agreement with VIEX Capital Advisors and its affiliates, in which the company had agreed to fix the size of the Board at six, has been amended to permit increasing the board to seven members until the company’s 2020 annual meeting of shareholders. Pursuant to the amended agreement, the company has also agreed to renominate directors Eric Singer and Tor R. Braham for election at the 2020 annual meeting, and VIEX Capital Advisors’ right to identify, and A10 Networks agreement to appoint within 15 days thereafter, an additional director to the Board, with Phillip J. Salsbury agreeing to resign from the Board in such event, has been extended for an additional year.

The Company further announced that the Strategy Committee of the Board of Directors continues to evaluate steps to maximize shareholder value.

About A10 Networks

A10 Networks (NYSE: ATEN) provides Reliable Security Always™, with a range of high-performance application networking solutions that help organizations ensure that their data center applications and networks remain highly available, accelerated and secure. Founded in 2004, A10 Networks is based in San Jose, Calif., and serves customers globally with offices worldwide. For more information, visit: www.a10networks.com and @A10Networks.

The A10 logo and A10 Networks are trademarks or registered trademarks of A10 Networks, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

Investor Contact:

Chris Mammone

The Blueshirt Group

investors@a10networks.com

Media and Analyst Contact

A10 Networks

Karin Gilles

kgilles@a10networks.com